Exhibit 3.2

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS
OF
FIBROGEN, INC.
(to be renamed “Kyntra Bio, Inc.”)

This First Amendment to the Amended and Restated Bylaws (this “Amendment”) of FibroGen, Inc., a Delaware corporation (the “Corporation”), is adopted by the Board of Directors pursuant to the authority granted under the Corporation’s Amended and Restated Bylaws and the General Corporation Law of the State of Delaware.

1.
Amendment to Title. The title of the Amended and Restated Bylaws is hereby amended and restated in its entirety to read as follows:

AMENDED AND RESTATED BYLAWS
OF
KYNTRA BIO, INC.

2.
Effective Time. This Amendment shall become effective at 4:30 p.m. Eastern Time on January 7, 2026.

3.
No Other Amendments. Except as expressly set forth in this Amendment, the Amended and Restated Bylaws shall remain unmodified and in full force and effect.

By:	/s/ John Alden
John Alden
Secretary